Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287868

Pricing Supplement No. 7 dated January 15, 2026

(to Prospectus Supplement dated August 28, 2025

and Prospectus dated August 28, 2025)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Y

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$2,000,000,000

Trade Date:	January 15, 2026

Original Issue Date:	January 23, 2026 (T+5)

Stated Maturity Date:

January 23, 2047; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on January 23, 2046 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after July 23, 2046, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on, and including, February 1, 2027 and ending on, and including, January 22, 2046.

The “Make-Whole Spread” is 0.15%.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	100.000%, plus accrued interest, if any, from January 23, 2026

Agent Discount (Gross Spread):	0.875%

All-in Price (Net of Agent Discount):	99.125%, plus accrued interest, if any, from January 23, 2026

Net Proceeds:	$1,982,500,000

Interest Rate:

The notes will bear interest at a fixed rate from January 23, 2026 to, but excluding, January 23, 2046 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, January 23, 2046 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	5.433%

Interest Payment Dates:	Each January 23 and July 23, commencing July 23, 2026 and ending January 23, 2046

Benchmark:	UST 4.625% due November 15, 2045

Benchmark Yield:	4.733%

Spread to Benchmark:	+70 basis points

Re-Offer Yield:	5.433%

Floating Rate Terms

Floating Rate Period:	See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate

Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+123 basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each January 23, April 23, July 23 and October 23, commencing April 23, 2046, and at maturity.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Computershare Trust Company, N.A., as security registrar and paying agent for the notes, shall not be named as “our designee” or as Calculation Agent.

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,742,000,000

Agents (Joint Lead Managers):	Academy Securities, Inc.	10,000,000
	Loop Capital Markets LLC	10,000,000
	R. Seelaus & Co., LLC	10,000,000
	Samuel A. Ramirez & Company, Inc.	10,000,000

Agents (Senior Co-Managers):	C.L. King & Associates, Inc.	8,000,000
	Drexel Hamilton, LLC	8,000,000
	Falcon Square Capital LLC	8,000,000
	Mischler Financial Group, Inc.	8,000,000

Agents (Co-Managers):	ABN AMRO Capital Markets (USA) LLC	6,000,000
	BMO Capital Markets Corp.	6,000,000
	CaixaBank, S.A.	6,000,000
	Capital One Securities, Inc.	6,000,000
	CIBC World Markets Corp.	6,000,000
	Citizens JMP Securities, LLC	6,000,000
	Commonwealth Bank of Australia	6,000,000
	Fifth Third Securities, Inc.	6,000,000
	ING Financial Markets LLC	6,000,000
	Lloyds Securities Inc.	6,000,000
	M&T Securities, Inc.	6,000,000
	MUFG Securities Americas Inc.	6,000,000
	nabSecurities, LLC	6,000,000
	National Bank of Canada Financial Inc.	6,000,000

	Natixis Securities Americas LLC	6,000,000
	NatWest Markets Securities Inc.	6,000,000
	Nordea Bank Abp	6,000,000
	PNC Capital Markets LLC	6,000,000
	Rabo Securities USA, Inc.	6,000,000
	RBC Capital Markets, LLC	6,000,000
	Santander US Capital Markets LLC	6,000,000
	Scotia Capital (USA) Inc.	6,000,000
	SEB Securities, Inc.	6,000,000
	Standard Chartered Bank	6,000,000
	TD Securities (USA) LLC	6,000,000
	American Veterans Group, PBC	6,000,000
	CastleOak Securities, L.P.	6,000,000
	Great Pacific Securities	6,000,000
	Multi-Bank Securities, Inc.	6,000,000
	ANZ Securities, Inc.	4,000,000
	Credit Agricole Securities (USA) Inc.	4,000,000
	Desjardins Securities Inc.	4,000,000

	Total:	$2,000,000,000

Supplemental Plan of Distribution:

On January 15, 2026, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.125%, plus accrued interest, if any, from January 23, 2026. The purchase price equals the issue price of 100.00% less a discount of 0.875% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U4F7

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”

Sales Restrictions

The sales restrictions contained in the accompanying prospectus for the United Kingdom shall be replaced with the following:

Prohibition of Sales to United Kingdom Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom. For these purposes:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)

a retail client as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of assimilated law by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); or

(ii)

a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2(e) of the EU Prospectus Regulation as it forms part of assimilated law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”); or

(iv)	not a qualified investor as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (SI 2024/105) (the “POATR”); and

(b)

the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe for those notes.

Consequently, no key information document required by the EU PRIIPs Regulation (as defined in the accompanying prospectus) as it forms part of assimilated law by virtue of the EUWA (as amended,

the “UK PRIIPs Regulation”) for offering or selling packaged retail and insurance-based investment products or otherwise making them available to retail investors in the United Kingdom has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

References in this section titled “Prohibition of Sales to United Kingdom Retail Investors” to United Kingdom legislation include any successor legislation to that legislation.

Notice to Prospective Investors in the United Kingdom

This pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to (as applicable) an (i) exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of notes or (ii) an exemption from the prohibition on offers to the public under the POATR. For the avoidance of doubt, while this document is described as a prospectus (and any accompanying document as a prospectus supplement), neither this document nor any accompanying document is a prospectus for the purposes of the UK Prospectus Regulation or the POATR (as applicable).

In the United Kingdom, this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) are being distributed only to, and are directed only at, “non-retail investors” (being persons who are not “retail investors” as defined in the section above titled “Prohibition of Sales to United Kingdom Retail Investors”) who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) of the Order, or (iii) other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) relates is only available to, and will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) or any of their contents. Each person in the United Kingdom who purchases notes will be deemed to have represented and warranted that they are a relevant person.

References in this section titled “Notice to Prospective Investors in the United Kingdom” to United Kingdom legislation include any successor legislation to that legislation.